Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
January 16, 2018
________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 22, 2018
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 9:30 a.m. (Eastern Standard Time) on Thursday, February 22, 2018, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022.

The Meeting is being called for the following purposes:

(1)	To approve the terms of office and engagement of Mr. Stephen T. Wills, the Chairman of our Board of Directors;

(2)	To approve amendments to the terms of engagement of Gal Cohen, our President and Chief Executive Officer; and

(3)	To approve an amendment to the terms of options to purchase ordinary shares that had been granted to Gal Cohen, our President and Chief Executive Officer

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on January 22, 2018.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2 and 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•          the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•          the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors or chief executive officer of the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. For purposes of Proposals 2 and 3, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in the Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of the Company for purposes of the vote on Proposals 2 and 3.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign all enclosed proxy cards and return them promptly to the Company by mail. No postage will be required if they are mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company, LLC.  If you are a registered shareholder and are submitting your completed, executed proxy card  in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m. Eastern Standard Time on February 21, 2018 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 5:30 a.m. Eastern Standard Time (12:30 p.m. Israel time) on the meeting date.  Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, an earlier deadline may apply to your submission of voting instruction to your broker, trustee or nominee.

This notice, proxy statement and related proxy card are also being furnished to the United States Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on January 29, 2018, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-77-971-4100.

Sincerely,
Mr. Stephen T. Wills Chairman of the Board of Directors
- ii -

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of MediWound Ltd. (“MediWound” or the “Company”), to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 9:30 a.m. (Eastern Standard Time) on Thursday, February 22, 2018, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card are being made available to holders of MediWound ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about January 29, 2018.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on January 22, 2018, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To approve the terms of office and engagement of Mr. Stephen T. Wills, the Chairman of our Board of Directors;

(2)	To approve amendments to the terms of engagement of Gal Cohen, our President and Chief Executive Officer; and

(3)	To approve an amendment to the terms of options to purchase ordinary shares that had been granted to Gal Cohen, our President and Chief Executive Officer.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On January 16, 2018, we had 27,047,737 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, January 22, 2018, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2 and 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of Proposals 2 and 3, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of our Company for purposes of the vote on Proposals 2 and 3.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of Proposals 2 or 3, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 2 or 3 (as applicable). In order to confirm that you lack a conflict of interest in the approval of either such proposal and in order to therefore be counted towards the special majority required for the approval of each such proposal, you must check the box under Items 2A and 3A on the accompanying proxy card when you record your vote on Proposals 2 and 3 (respectively).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 2 and/or 3 (as applicable), you should not check the box under Item 2A or 3A on the enclosed proxy card and you should not vote on Proposal 2 or 3 via the proxy card. Instead, you should contact our general counsel, at telephone +972-77-971-4100, fax +972-77-971-4182 or email yaronm@mediwound.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 2 and/or 3. In that case, your vote will be counted towards the ordinary majority required for the approval of Proposal 2 and/or 3, but will not be counted towards the special majority required for approval of that (or those) proposal(s).  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card.  If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our general counsel via fax +972-77-971-4182 or email yaronm@mediwound.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 5:30 a.m. Eastern Standard Time (12:30 p.m. Israel time) on the meeting date, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m. Eastern Standard Time on February 21, 2018.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to Proposal 1 and will be deemed to have abstained with respect to Proposals 2 and 3 (unless you confirm in writing that you lack a conflict of interest in the approval of Proposals 2 and 3, in which case your shares will be voted in favor of Proposals 2 and 3). The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

You must remember to confirm in writing via Items 2A and 3A on the proxy card that you lack a conflict of interest in the approval of Proposals 2 and 3, respectively (when voting on Proposals 2 and 3), or else (if you have such a conflict of interest) contact our General Counsel at telephone +972-77-971-4100, fax +972-77-971-4182 or email yaronm@mediwound.com who will advise you as to how to submit your vote for those proposal(s).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card).  Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, and also bring an account statement that shows that you own your shares as of the record date for the Meeting (January 22, 2018).

If no instructions are received by the bank, broker or other nominee from you on or before the date established for such purpose with respect to the proposals, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a proxy card, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals. Such shares will, however, be voted in the discretion of the people named as proxies in the proxy card on any other matters that properly come before the Meeting.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters. You must remember to confirm in writing via Items 2A and 3A on the proxy card that you lack a conflict of interest in the approval of Proposals 2 and 3 (when submitting your voting instructions on those proposals), or else (if you have such a conflict of interest) contact our general counsel (whose contact information appears above) for instructions as to how to submit your vote on those proposals.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company’s transfer agent, American Stock Transfer & Trust Company, by 11:59 p.m. EST on February 21, 2018, or at the Company’s Israeli offices by 5:30 a.m. EST (12:30 p.m., Israel time) on the meeting date (February 22, 2018), will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 29, 2018. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information which, except as indicated below, is provided as of January 16, 2018.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Clal Biotechnology Industries Ltd. (3)	9,429,555	34.9%
Wellington Management Group LLP (4)	3,464,539	12.8%
Lior Rosenberg (5)	1,939,072	7.1%
Migdal Insurance & Financial Holdings Ltd. (6)	2,228,112	8.2%
Yelin Lapidot Mutual Funds Management Ltd. (7)	1,560,000	5.8%
Directors and executive officers (8)	2,877,316	10.6%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 27,047,737 ordinary shares that are issued and outstanding as of January 16, 2018.

(3)
Consists of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of Clal Biotechnology Industries Ltd., or CBI; and (ii) 1,220,582 ordinary shares held by CBI. Access Industries Holdings, LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and Access Industries Group's address is 730 Fifth Avenue, New York, New York 10019, United States.

(4)
The updated number of shares beneficially owned by this shareholder, which is presented in this table as of September 30, 2017 (based on publicly available information), consists of 3,464,539 shares owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP. As last reported on a Schedule 13G/A filed on August 10, 2017, of the 2,362,017 shares beneficially owned as reported at that time, Wellington Management Group LLP had shared voting power with respect to 2,189,329 ordinary shares and shared dispositive power with respect to all 2,362,017 ordinary shares then beneficially owned. The address of Wellington Management Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(5)
Consists of (i) 140,367 ordinary shares held directly by Lior Rosenberg, (ii) 1,710,205 ordinary shares held by L.R. Research & Development Ltd., as a trustee for the benefit of Dr. Rosenberg, and (iii) 88,500 ordinary shares underlying outstanding options granted to Dr. Rosenberg that will have vested within 60 days of January 16, 2018 (i.e., on or prior to March 17, 2018). Dr. Rosenberg is the sole shareholder of L.R. Research & Development Ltd.

(6)
The updated number of shares beneficially owned by this shareholder as presented in this table is based on publicly available information as of September 30, 2017. As last reported by Migdal Insurance & Financial Holdings Ltd, or Migdal, on a Schedule 13G filed on January 26, 2017, of the 1,685,947 shares beneficially owned by Migdal at that time, (i) 1,469,001 ordinary shares were held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 959,864 ordinary shares held by Profit participating life assurance accounts, 509,137 ordinary shares held by Provident funds and companies that manage provident funds, and 0 ordinary shares held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 216,946 were beneficially held for Migdal’s own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

(7)
The updated number of shares beneficially owned by this shareholder as presented in this table is based on publicly available information as of September 30, 2017. Shares beneficially owned as of that date consist of 1,560,000 ordinary shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (“Yelin Holdings”). The ordinary shares beneficially owned by Yelin are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (“Yelin Provident”) and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (“Yelin Mutual”). Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin Holdings. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Holdings, and are responsible for the day-to-day management of Yelin Holdings. Each of Messrs. Yelin and Lapidot, Yelin Holdings, Yelin Provident and Yelin Mutual disclaims beneficial ownership of the subject ordinary shares.

(7)
Consists of (i) 1,856,029 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 1,021,287 ordinary shares constituting the cumulative aggregate number of shares underlying outstanding options granted to the executive officers and directors which will have vested within 60 days of January 16, 2018 (i.e. on or prior to March 17, 2018).

PROPOSAL 1

APPROVAL OF THE TERMS OF OFFICE AND ENGAGEMENT OF THE CHAIRMAN OF OUR
BOARD, MR. STEPHEN T. WILLS

Background

On May 18, 2017 Mr. Stephen T. Wills was appointed as a director by our Board, and on June 22, 2017 our shareholders approved his re-appointment as a director until the next annual general meeting of the shareholders of the Company. On October 25, 2017 our Board appointed Mr. Wills as Chairman of the Board.

On January 16, 2018, our Board approved that, subject to the approval of the shareholders, Mr. Wills, as Chairman, shall be entitled to receive compensation, which the Board has determined is consistent with the terms of the Company’s Compensation Policy, as follows:

1.	Annual fixed cash compensation of $72,000, payable on a quarterly basis, at the end of each quarter, for the period beginning on January 16, 2018.

2.
Per meeting cash compensation (for participation in person or otherwise in meetings of the Board and/or its committees) equal to two times the corresponding amounts payable to an “expert director” under the external director compensation regulations promulgated under the Companies Law, which amounts will be payable at the end of each quarter.

3.	A grant of options to purchase 40,000 of our ordinary shares under our 2014 Share Incentive Plan, or the 2014 Plan. The options shall be subject to the following terms:

•
The options shall vest annually in three equal installments, the first such date being January 16, 2019 (the one year anniversary of the approval of the grant by our Board, or the Date of Grant) and then on two subsequent anniversaries thereof. The options shall expire five years from the Date of Grant.

•
The options shall be exercisable for an exercise price of $4.63 per share, equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the thirty trading day period prior to the Date of Grant, and shall include the standard cashless exercise feature under the 2014 Plan.

•
In the event of a Merger/Sale (as defined in Section 14.2 of the 2014 Plan) and should the Chairman’s position with the Company or its Affiliates be terminated without cause (as defined in the 2014 Plan) within one year after the consummation of a Merger/Sale, any options that are then outstanding and unvested shall become fully vested and exercisable as of immediately prior to, and conditioned upon, such event.

4.
As a director of our Company, Mr. Wills is already covered under the Company’s Director & Officer insurance policy and has entered into an indemnification agreement with the Company in the form entered into with our other directors, as included as Exhibit 10.5 to our Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission on March 3, 2014.

5.	Mr. Wills is entitled to reimbursement of out-of-pocket expenses consistent with the Company’s policies applicable to its employees, as in effect from time to time.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the terms of office and engagement of Mr. Stephen T. Wills as Chairman of the Board of Directors of our Company, as described in Proposal 1 of the proxy statement relating to the Meeting, be, and the same hereby is, approved.”

Required Vote

As described above, the approval of Mr. Wills’ terms of office and engagement requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving Mr. Wills’ terms of office and engagement.

PROPOSAL 2

APPROVAL OF AMENDMENTS TO THE TERMS OF ENGAGEMENT OF OUR PRESIDENT AND
CHIEF EXECUTIVE OFFICER MR. GAL COHEN

Background

Under the Companies Law, the amendment of the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders.

Our compensation committee and Board have approved certain amendments to the terms governing the potential termination of our Company’s engagement with Gal Cohen, our President and Chief Executive Officer, or the CEO, which we refer to as the CEO Amended Terms, as follows.

Our compensation committee and Board have approved the extension of the minimum notice period prior to termination of Mr. Cohen’s employment with the Company. Instead of the three month notice period under Mr. Cohen’s current terms, under the Amended Terms if Mr. Cohen wishes to terminate his employment with our Company he will be required to give the Company four months’ prior notice, and if the Company wishes to terminate Mr. Cohen’s employment, without cause, it will be required to give him six months’ prior notice.

In addition, our compensation committee and Board have approved the payment of a one-time termination fee to our CEO, or the CEO Termination Fee, in the event his employment is terminated as our CEO either without cause or in connection with a change of control in our Company. The CEO Termination Fee shall be equal to 2 times our CEO’s monthly fixed compensation if our CEO’s employment is terminated as our CEO without cause, and shall be equal to 5 times our CEO’s monthly fixed compensation if terminated as our CEO in connection with a change of control in our Company.

In making its recommendation to amend the terms of engagement with our CEO, our compensation committee and the Board considered all relevant factors under our Compensation Policy, and have come to the conclusion that the proposed amendments are consistent with the terms of the Compensation Policy. Our Compensation Committee and Board of Directors, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the proposed CEO Amended Terms as set forth above in this Proposal 2.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the amendment of the terms of engagement of our CEO, including the approval of a termination fee payable to the CEO, as described in Proposal 2 of the Proxy Statement with respect to the  Meeting, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the CEO Amended Terms is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 2 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the CEO Amended Terms requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the CEO Amended Terms that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the awarding of the CEO Amended Terms does not exceed two percent (2%) of the aggregate voting power of our Company.

 Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

 A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the CEO Amended Terms, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards the special majority required under this proposal), you must check the box for Item 2A on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the CEO Amended Terms, you should not check the box for Item 2A on the enclosed proxy card and you should not vote on the approval of the CEO Amended Terms via the proxy card. Instead, you should contact our general counsel, at telephone +972-77-971-4100, fax; +972-77-971-4182 or email yaronm@mediwound.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should instead contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving our CEO’s amended terms of engagement.

PROPOSAL 3

APPROVAL OF EXTENSION OF EXERCISE PERIOD AND AMENDMENT OF OTHER TERMS OF
OPTIONS GRANTED TO OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

As mentioned above, under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders.

In November 2006, we granted to Gal Cohen, the CEO, options to purchase 208,332 of our ordinary shares at an exercise price of $2.63 per ordinary share, or the Options.  The Options were issued under our 2003 Israeli Share Option Plan, or the 2003 Plan, which has since been replaced by the 2014 Plan. Under their initial terms, the Options were to expire and not be exercisable after November 2016. In June 2016 the shareholders approved the extension of the exercise period of the Options for an additional two years, so that the Options will expire and may not be exercisable after November 14, 2018.

Our compensation committee and Board have approved the extension of the exercise period for an additional two years, so that the Options would instead expire and no longer be exercisable after November 14, 2020.  Based on the binomial options pricing model, for purposes of financial reporting, the extension of the Options’ exercise period is valued at approximately $90,000.  Additionally, our compensation committee and Board have approved the addition of a cashless exercise feature to the options, in order to align the terms of the Options with the terms of options granted under the 2014 Plan, the Company’s current share incentive plan, and with the terms of the other options granted to Mr. Cohen. We refer to the extension of exercise period and addition of the cashless exercise feature together as the Options Amendment.

In reaching their determination, our compensation committee and our Board considered Mr. Cohen’s equity interests in our company, the alignment of his interests with those of our company and the desire to encourage him to continue contributing his talent and time to the Company.  Including ordinary shares underlying the Options, Mr. Cohen holds 1.6% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering the importance of Mr. Cohen to our Company and his role with our Company.  Our compensation committee and Board also considered the fact that the Options Amendment will avoid the necessity for the CEO to exercise the Options and sell shares in the Company to pay the exercise price before the expiration date of the Options. Avoiding such a sale is in line with the Company’s objective of maintaining our officers’ equity interest in our Company, which encourages long term retention of our officers, and constitutes compensation that relates to a continuing contribution to the Company over the long term.

In light of the foregoing, our compensation committee and our Board have approved the Options Amendment and determined that the Options Amendment is fair and reasonable and in the best interest of the Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the amendment of the terms of the Options, including the extension of the exercise period of the Options for an additional two years and the addition of a cashless exercise feature, as described in Proposal 3 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.

Required Vote

The vote required for approval of the Options Amendment is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 3 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the Options Amendment requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the Options Amendment that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the awarding of the Options Amendment does not exceed two percent (2%) of the aggregate voting power of our Company.

 Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

 A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the Options Amendment, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards the special majority required under this proposal), you must check the box for Item 3A on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the Options Amendment, you should not check the box for Item 3A on the enclosed proxy card and you should not vote on the approval of the Options Amendment via the proxy card. Instead, you should contact our general counsel, at telephone +972-77-971-4100, fax +972-77-971-4182 or email yaronm@mediwound.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should instead contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Options Amendment.

ADDITIONAL INFORMATION

 The Company’s Annual Report on Form 20-F, filed with the SEC on February 21, 2017, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Yavne, Israel January 16, 2018	By order of the Board of Directors: Mr. Stephen T. Wills Chairman of the Board of Directors